[redacted]

COMMISSION
0549

05039396

BB 3/21 *

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and
Rule 17a-5 Thereunder

SEC FILE NO.
8-52700

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
NN: JPMORGAN DISTRIBUTION SERVICES, INC.
ON: One Group Dealer Services, Inc.
[redacted]

Official Use Only
FIRM ID. NO.

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2005 WASH, D.C. 153

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1111 Polaris Parkway
(No. and Street)

Columbus	Ohio	43240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael R Machulski (614) 248 – 4815
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

One North Wacker Drive	Chicago,	IL	60606
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Michael R Machulski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of One Group Dealer Services, Inc. as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Name: Michael R Machulski
Title: Financial & Operations Principal

Joanne E. Garcia

Notary Public

JOANNE E. GARCIA
Notary Public, State of New York
No. 4921432
Qualified in Suffolk County
Commission Expires: 2-28-06

This report ** contains (check all applicable boxes):

x	(a)	Facing Page
x	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
x	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

*[redacted]

One Group Dealer Services, Inc. and Subsidiary
Index
December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Stockholder of
One Group Dealer Services, Inc.:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of One Group Dealer Services, Inc. and subsidiary (the "Company") at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2005

One Group Dealer Services, Inc. and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2004

Assets	
Cash and cash equivalents	$ 143,148,679
Securities, at fair value	192,750
Receivable from funds and affiliates	15,828,009
Receivable, other	1,083,832
Deferred commissions (net of accumulated amortization of $19,459,333)	39,764,225
Intangible assets (net of accumulated amortization of $1,125,000)	238,875,000
Goodwill	421,000,000
Other assets	269,518
Total assets	$ 860,162,013
Liabilities and Stockholder's Equity	
Payable to affiliates	$ 4,014,482
Accrued employee compensation and benefits	3,536,021
Current income taxes	8,853,388
Deferred taxes	13,000,727
Accounts payable, accrued expenses, and other liabilities	7,855,858
Total liabilities	37,260,476
Stockholder's equity	
Common stock, $10 par value, authorized, issued and outstanding 100 shares	1,000
Additional paid in capital	807,492,456
Retained earnings	15,408,081
Total stockholder's equity	822,901,537
Total liabilities and stockholder's equity	$ 860,162,013

1. Organization

The financial statements include One Group Dealer Services, Inc ("OGDS") and its wholly owned subsidiary One Group Administrative Services, Inc (the "Subsidiary") (collectively, the "Company"). The Company is a wholly owned subsidiary of JPMorgan Chase & Co. ("JPMC" or the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. A significant portion of the Company's customers are customers of the Parent. The Company promptly transmits all funds received in connection with the distribution of investment company shares to the investment companies offering the mutual fund and does not otherwise carry customer accounts.

The Subsidiary serves as administrator to One Group Mutual Funds, the One Group Investment Trust and the CollegeChoice 529 Plan (collectively, the "Funds") and, as such, receives administrative fees for its services.

Business changes and developments

On July 1, 2004, Bank One Corporation, OGDS's former ultimate parent, was acquired by and merged into JPMC in a transaction accounted for as a purchase (the "Merger). As of the date of the acquisition, the cumulative retained earnings of OGDS of $161,256,172 were transferred to additional paid-in capital. As a result of the Merger, the Parent contributed to the Company the following assets and liabilities: goodwill of $421,000,000, intangible assets of $240,000,000, a deferred tax liability of $14,198,164 and other liabilities of $565,552.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue

Administrative fees are determined based on the average daily net assets of the Funds and are accrued monthly.

Distributor fees, distribution and shareholder servicing fees, and contingent deferred sales charge ("CDSC") fees, are accrued monthly. Distribution and shareholder servicing fees ("12b-1 fees") are subject to plans pursuant to Rule 12b-1 under the Investment Company Act of 1940 and are determined based on average net assets of the various classes of the Funds. CDSC fees are collected from shareholders of certain Fund classes upon early redemption. The majority of Rule 12b-1 fees received from the Funds are paid by the Company to shareholder servicing agents who sell the investment company's shares.

Cash and Cash Equivalents

Cash on deposit and highly liquid investments with original maturities of three months or less are considered cash and cash equivalents.

Consolidation

All intercompany balances and related transactions are eliminated in consolidation.

Deferred Commissions

The Company pays commissions to shareholder servicing agents who sell certain Fund classes for which the shareholders themselves do not pay a commission at the time of purchase. The Company has deferred the expense associated with these commissions. The amortization period of these deferred commissions is based on the number of years for which CDSC fees are payable to the Company, i.e, six years for B shares and one year for C shares. The deferred commissions' weighted average amortization period was approximately 5.8 years at December 31, 2004. Impairment of deferred commissions is reviewed annually and whenever events or changes in circumstances indicate the carrying amount may not be recoverable. No impairment was recognized during 2004 or existed at December 31, 2004.

Intangible Assets and Goodwill

Goodwill and intangible assets recorded on the statement of financial condition include goodwill of $421,000,000, an indefinite-lived intangible associated with the mutual fund contracts of $195,000,000 and a finite life intangible related to the value of the customer relationships of $45,000,000 (see Note 1). The net book value of the customer intangibles at December 31, 2004 is $43,875,000. The customer relationships are amortized on a straight-line basis over the estimated life of 20 years.

Income Taxes

The Company is included in the consolidated federal and certain combined or unitary state income tax returns of Bank One Corporation through June 30, 2004 and JPMC as of July 1, 2004 through December 31, 2004. The Company's applicable income tax provisions are determined on the basis of a separate tax return calculation, and the amount of current tax liability or asset calculated is either remitted to or received from the parent corporation.

3. Related-Party Transactions

Cash equivalents include $129,898,884 in various Funds. At December 31, 2004, all cash was held at one financial institution, which is a related party of the Company. Receivable from the Funds relates to the contractual obligation of the Funds with respect to administrative and distributor capacities of the Company.

Securities include units of the CollegeChoice 529 Plan, which is a related party of the Company. These units were purchased at the onset of this Fund and are recorded at fair value.

Certain management, accounting and other costs incurred by JPMC and its other subsidiaries are allocated proportionately based on an appropriate methodology for each type of expense. Management believes the allocation methods used are reasonable and appropriate in the circumstances.

The Company incurs expenses from normal operating activities which are paid by affiliates on behalf of the Company. The liability associated with these transactions is included in payable to affiliates on the consolidated financial statement of condition and was $602,562 as of December 31, 2004. The remainder, $3,411,920, of the total payable to affiliates as of December 31, 2004 represents 12b-1 fees received from the Funds which are payable to affiliated shareholder servicing agents who sell the investment company's shares.

4. Employee Compensation and Benefits

The Company's employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by JPMC. Additionally, Company employees receive annual incentive compensation based on their performance and JPMC's consolidated operating results.

Pension and Postretirement Benefits
A noncontributory defined benefit pension plan covers most regular employees of JPMC and its subsidiaries, including employees of the Company. In addition, JPMC sponsors postretirement life insurance plans and provides health care benefits for certain retirees and grandfathered employees when they retire. The postretirement life insurance benefit is noncontributory, while the health care benefits are contributory. There are no separate plans solely for employees of the Company. The pension expense as well as postretirement health care and life insurance benefit expense for the Company is determined by an intercompany charge from JPMC and is included in expenses to affiliates and Parent in the accompanying consolidated statement of income.

Employees of the Company are also eligible to participate in JPMC's defined contribution plan. The Company is required to make contributions to the plan based on the level of employee participation.

5. Income Taxes

At December 31, 2004, the Company had a net current federal tax payable of $6,660,305 and a net current state tax payable of $2,193,083.

6. Net Capital Requirements and Exemptive Provision under Rule 15c3-3

OGDS is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. OGDS is required to maintain minimum net capital equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. At December 31, 2004, the

Company had net capital of $113,285,975, which was $112,340,216 in excess of its required net capital of $945,759. OGDS's ratio of aggregate indebtedness to net capital was 0.13 to 1. As permitted, OGDS's net capital computation is based upon OGDS rather than the consolidated financial statements. The Company claims exemption from the provisions of Rule 15c3-3 of the SEC as provided by paragraph k(1) because it is a limited business established for the exclusive purpose of sale and redemption of investment company's shares and neither holds customer funds nor performs custodial functions relating to customer securities.

7. Subsequent Event

On February 19, 2005, the JPMorgan Funds and One Group Mutual Funds merged to become one fund family known as the JPMorgan Funds. In conjunction with this merger, OGDS will become the distributor and B-Share financier for the JPMorgan Funds. On February 19, 2005 One Group Dealer Services, Inc. changed its name to JPMorgan Distribution Services, Inc. and the Subsidiary changed its name to JPMorgan Funds Management, Inc.